		Derek J. Mullan, Q.C.	R. Stuart Wells	M. Douglas Howard
		W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1	Patrick A. Williams
		Alexander Petrenko	Bernard Pinsky, 4	Roy A. Nieuwenburg
		William C. Helgason	William D. Holder	Nigel P. Kent, 1
		Douglas W. Lahay	David W. Kington	Diane M. Bell
		Anne L.B. Kober	R. Brock Johnston	Neil P. Melliship
		Kenneth K.C. Ing, 12, 13	Darren T. Donnelly	Mark S. Weintraub
		Kevin J. MacDonald	Don C. Sihota	R. Barry Fraser
		James A. Speakman	Ethan P. Minsky, 6, 7, 9	Brock H. Smith
		Nicole M. Byres	Peter Kenward	D. Lawrence Munn, 8
		John C. Fiddick	R. Glen Boswall	Virgil Z. Hlus, 5
		Stewart L. Muglich, 8	Samantha Ip	Jonathan L.S. Hodes, 1, 5
		Mark J. Longo, 2	Aaron B. Singer	L.K. Larry Yen, 10
		Amy A. Mortimore	Jane Glanville	Brent C. Clark
		Conrad Y. Nest, 10	Richard T. Weiland	Cam McTavish
		Allyson L. Baker, 2	Warren G. Brazier, 4	Veronica P. Franco
		Krista Prockiw	Jeffrey F. Vicq, 3	C. Michelle Tribe
		James T. Bryce	Valerie S. Dixon	Satinder K. Sidhu
		Tasha L. Coulter	Vikram Dhir, 1	Adam M. Dlin
		Oliver C. Hanson	Rina J. Jaswal	Sarah W. Jones
		Anna D. Sekunova	Jun Ho Song, 4, 8, 11	Michal Jaworski
Reply Attention of Virgil Z. Hlus		Jenny M. Kirkpatrick	Shauna K.H. Towriss	Kyle M. Wilson
Direct Tel. 604.891.7707		Jennifer R. Loeb	Heather M. Hettiarachchi	Eric T. Pau
EMail Address vzh@cwilson.com		Pratibha Sharma	Angela M. Blake	Seva Batkin
Our File No. 26674-0001 / CW3746984.1		David A. Hunter	Victor S. Dudas	Craig V. Rollins
		Rong (Lauren) Liang	Rachelle J. Mezzarobba

Of Counsel: James M. Halley Q.C.
Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

	Canada	United States	International
	1 Alberta	4 California	12 Hong Kong
	2 Ontario	5 Colorado	13 United Kingdom
	3 Saskatchewan	6 District of Columbia
7 Florida
8 New York
October 1, 2010		9 Virginia
10 Washington
11 Nevada
VIA EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549

Dear Sirs:

Re:	Voice Mobility International, Inc. (the “Company”)
Form PRE 14A
Filed September 27, 2010

     We write in connection with the filing of an amended Preliminary Schedule 14A on October 1, 2010. On September 29, 2010, Mr. William Krebs resigned as a director of the Company and Mr. Sean O’Mahony was appointed as a director. We have revised the filing to reflect this change in directors. As this change was anticipated and mentioned in the original filing and does not affect the business to be conducted at the meeting, we submit that this change is not a fundamental change and the ten day time period should not be recommenced.

     Should you have any questions, please do not hesitate to contact the writer at 604.891.7707.

Yours truly, CLARK WILSON LLP Per: /s/ Virgil Z. Hlus Virgil Z. Hlus

VZH/vd

cc:   Voice Mobility International, Inc.
        Attn: Jay Hutton

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.